Exhibit 77D

Royce Value Trust, Inc.

At the December 2-3, 2009 regular meeting of the Board of Directors of Royce Value Trust, the Board approved a change to the Fund's non-fundamental investment policies reducing the percentage of the Fund's total assets required to be invested in common stocks and convertible securities from 75% to 65%. Such change is effective May 1, 2010.